Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Luxuria Brands LLC is a Wyoming limited liability corporation and a wholly owned subsidiary of Aristocrat Group Corp.

Level Two Holdings, LLC is a Texas limited liability corporation and a wholly owned subsidiary of Aristocrat Group Corp.

Top Shelf Distributing, LLC is a Texas limited liability corporation and a wholly owned subsidiary of Aristocrat Group Corp.